As filed with the Securities and Exchange Commission on September 25, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of September 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                  Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                         No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

TELE2 INCREASES ITS OWNERSHIP IN FIVE OF ITS RUSSIAN MOBILE OPERATIONS

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has increased its stakes in five of its Russian mobile operations.

The change in Tele2's ownership of these companies is as follows:

"Sankt-Peterburg Telecom" (St. Petersburg license area) - to 86.0% from 61.0% "Oblcom" (Leningrad region license area) - to 97.2 % from 61.0%
"Rostov cellular communications" - to 87.5 % from 75.0%
"Cellular communications of Udmurtia" (City of Izhevsk) - to 77.5 % from 55.0% "Chelyabinsk cellular communications" - to 100.0 % from 51.0%

Lars-Johan Jarnheimer, CEO of Tele2 said; "This clearly demonstrates our confidence in the potential of these businesses and in the outlook for the fast growing Russian mobile market. We have already launched GSM services in three of these areas this year - St. Petersburg, Rostov and Izhevsk."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 20 million people in 23 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Lars-Johan Jarnheimer               Telephone:     + 46 8 562 640 00
President and CEO, Tele2 AB

Dwayne Taylor                       Telephone:     + 44 20 7321 5038
Investor enquiries

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:    /s/ Hakan Zadler
       ----------------
Name:  Hakan Zadler
Title: CFO, Tele 2 AB

Date:  September 25, 2003